Mail Stop 03-05
      November 24, 2004


Robert M. Stemmler
President and Chief Executive Officer
16804 Gridley Place
Cerritos, California Place


Re:	IMPCO Technologies, Inc.
	Form S-3 filed October 28, 2004
	File No. 333-120029


Dear Mr. Stemmler,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General
1. We note that you filed your Quarterly Report on Form 10-Q
November
9, 2004. Please update the S-3 to reflect the most recent information contained in the latest 10-Q. Also consider including a
Recent Developments section in this registration statement to describe any material changes that have occurred since the date of your last fiscal quarter report, pursuant to Item 11 of Form S-3.
2. Supplementally confirm that you meet the market capitalization requirement of Form S-3. Refer to Section I.B.1 of Form S-3 and provide us with your analysis.

Prospectus Cover Page
3. Please delete the reference to "Part I" and "Information required in the Prospectus" from the cover page.
4. Please revise to make the "subject to completion" legend more prominent, perhaps in bold-faced type. Refer to Item 501(b)(10) Regulation S-K.
5. Please clarify the nature of the underwriting arrangements. For example, it appears this is a best efforts offering, but you reference a "minimum of $60,000 in aggregate net proceeds to the company" in the first paragraph. Please refer to Item 501(b)(8) and revise as necessary to describe the underwriting arrangements, including whether this is a minimum/maximum offering, and including the additional information required by Item 501(b)(8)(iii), as appropriate.

Risk Factors, page 2
6. Please remove the qualifying language from the second sentence of the introductory paragraph, and clarify that you have included all material risks to your business and that are associated with this offering. All material risks should be described. If risks are not deemed material, please do not reference them.

We have substantial debt that we may be unable to service . . ., page
2
7. Please include a discussion of your recent non-compliance under the Bison and LaSalle agreements, and the consequences of that non-compliance, in this risk factor.

The terms of our debt may severely limit our ability..., page 3
8. Please update this risk factor discussion to reflect the default and waivers obtained from the LaSalle and Bison creditors, as disclosed in your September 30, 2004 Form 10-Q.

The NASDAQ Stock Market may take the position . . ., page 3
9. You disclose that since January 2002, you have issued common stock or securities convertible into or exercisable for your common stock in five separate transactions representing a total of 7,114,470 shares; however, we note from your disclosure in a similar risk factor in the Form 10-K for December 31, 2003 that you conducted six transactions representing a total of 8,614,470 shares. Please clarify this apparent discrepancy in the number of transactions and shares involved, and revise as necessary.

We face risks associated with marketing, distributing, and servicing..., page 5
10. Please revise to disclose the percentage of your operations that occur overseas, or in any of the specific countries you identify, so that investors can better appreciate the magnitude of the risks listed here. We note from pages 13-14 and 22 of your Form 10-K that approximately one-third of your employees are involved in international operations, that you lease office facilities in several foreign countries and that over half of your revenue comes from your international operations. Revise as appropriate to include additional detail in this risk factor discussion.

We may be subject to increased warranty claims . . ., page 9
11. Please provide more information so that investors can better understand the magnitude of the risk. For example, disclose the number of warranty claims you receive as a percentage of products sold, if you keep track of that statistic, and perhaps the annual amount you reserve to account for warranty claims, and how that reserve amount might change in the future. Similarly, please revise the subsequent risk factor discussion, relating to labor disputes at
OEM facilities, to provide a better indication of how dependent you are upon the vehicle conversion programs with OEMs, such as the percentage of your revenue that is generated by direct OEM product sales.

Use of Proceeds, page 11
12. Please clarify for us whether less than all the securities to be offered may be sold, and if so, describe your plans for the proceeds if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K and revise as necessary.
13. Consider providing more specific information with respect to how the $15 million of proceeds will be used for the equity interest purchase agreement, and briefly describe what that agreement entails.
For example, what is the company paying the Costamagnas $10 million for? And to whom are you paying the $5 million in fees and expenses associated with that agreement? Please revise to clarify.

Plan of Distribution, page 11
14. We note that you have not identified your underwriters in the prospectus. We also note that you state that if underwriters are used in the sale of your securities, those securities will be sold at either a fixed or varying price. Please be advised that if you make an "at the market" offering, you are required by Rule 415(a)(4) to name the underwriter in a prospectus that is "part of the registration statement." If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose.

Documents Incorporated by Reference, page 13
15. Please incorporate by reference the Quarterly Report on Form
10-Q
for the quarter ended September 30, 2004.

Form 10-K

Item 1. Business, page 1
Alternative Fuel Industry page 3
16. In the last sentence under the subsection captioned "Industrial" on page 5, you state that "IMPCO and its industrial brands focus on serving over 70% of the market with fuel systems, services and emission certified engine packages." Supplementally provide us with an example of the disclosure you will provide in future periodic filings, to clarify whether this percentage is your current market share or a future goal.

Business Strategy, page 7
Customers and Strategic Relationships, page 8
17. The last sentence in second paragraph on page 9 regarding the benefit of the spin-off of Quantum seems to be misplaced here.
Supplementally advise, and confirm that you will make appropriate changes in future periodic filings as necessary.

Item 7. Management`s Discussion and Analysis, page 17
Results of Operation, page 21
18. Please include a description and discussion of the launch of the
Spectrum product line in the business section. Supplementally provide us with an example of the disclosure you will provide in future periodic filings.

Item 10.  Directors and Executive Officers of the Registrant, page
44
19. Please confirm that you will revise future filings to include all the information required by Item 401 of Regulation S-K for Mr. Costamagna, and supplementally provide us with a draft of that disclosure.

Item 14.  Controls and Procedures
20. The information disclosed here should be presented under the
caption "Item 9A Controls and Procedures."   Item 14 requires the
disclosure of "Principal Accounting Fees and Services." Please confirm that you will revise in future filings accordingly. Refer to
Item 9A and Item 14 of Form 10-K.

Form 10-Q for the Quarter ended September 30, 2004

Part I., Item 7. Management`s Discussion and Analysis of Financial
Condition
Liquidity and Capital Resources
21. Please confirm that you will revise in future filings to discuss the long-term and short-term liquidity needs of the company.
Refer
to Instruction 5 to Item 303(a) of Regulation S-K and supplementally provide us with a sample of this future disclosure.

Form 10-Q for the Quarters ended March 31, June 30 and September
30,
2004

Part II
Item 2.  Changes in Securities and Use of Proceeds
22. Supplementally tell us what (d) and (e) under this item refer to. The information under the caption "Issuer Purchases of Equity Securities" disclosed in the Form 10-Q for the quarter ended March 31, 20004 should be disclosed under Item 2(c). Refer to Item 2 of Form 10-Q.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

******
Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 942-1891 or me at
(202)
942-1936 with any other questions.

      Regards,



Sara W. Dunton
Special Counsel


cc:	Via Facsimile
	Marcus J. Williams
	Davis Wright Tremaine LLP
           (206) 628-7699
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IMPCO Technologies, Inc.
333-120029
Page 1